



HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
(NASDAQ: HOLI)

July 2009





Safe Harbor

This presentation may contain forward-looking statements within the meaning of the private securities litigation reform act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Hollysys is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; as well as other relevant risks detailed in Ho' filings with the securities and exchange commission. The information set forth herein should be read in light of such risks. Hollysys does not assume any obligation to update the information contained in this presentation or filings.

*** All $ amounts in this presentation are in USD unless otherwise noted**

Agenda

- Investment Highlights
- Business Overview
- Market Overview
- Financial Review
- Growth Strategy



Corporation Overview

Market Data	NASDAQ: HOLI Approximately 50MM shares outstanding
History	Founded in 1993 The leading provider of automation & control technologies in China
Operation	Headquartered in Beijing, China; 2 manufacturing facilities Nationwide presence: with sales and service centers in 21 cities
Offerings	Proprietary technologies and products tailored to Industrial, Rail, and Nuclear industries
Headcounts	2100 employees nationwide, of which 1400 are engineers
Financials	FY 2009 financial guidance: US $150-$165 MM in sales, gross margins at 30%-35%

Investment Highlights

- Market Leadership Position
  - Industrial – 10.6% market share; High-Speed Rail - 70% ATP market; Nuclear - The only certified local automation system provider
- Highly Attractive, Fast Growing Market
  - RMB 4 trillion (US$ 586 billion) stimulus plan favoring rail and nuclear sectors
  - China's high-speed rail expected to grow at 148% CAGR (kilometers of track) from 2008 to 2012
  - China's nuclear build-out from 11 to 70 stations expected by 2020
- Scalable Business Model
  - Demonstrated ability to scale from industrial to rail and nuclear
  - Numerous new opportunities in clean energy and other industries
- Strong R&D Capability
  - 600 R&D engineers
  - 35 software copyrights and 53 authorized patents
- Market Penetration Ability through Partnership/Alliance
  - China Guangdong Nuclear Power Holdings Corp.
  - Ministry of Rail
  - Shenhua Group
- Solid Financial Performance
  - Rail & nuclear revenue growing at 63.2% CAGR from FY 2006 – FY 2008
  - US $106.2 MM cash on hand as of March 31, 2009
  - US $177.7 MM backlog as of March 31, 2009

Business Overview

Comprehensive Automation Solutions

HollySys

Major Business Sectors	Major Products	Gross Margin
Industrial automation	**DCS** (Distributed control system) **PLC** (Programmable logic control)	30%-35%
Rail & subway automation	**TCC** (Train control center) **ATP** (Automatic Train Protection) **SCADA** (Supervisory Control and Data Acquisition) - Subway integrated platform	40%-50% (Rail) 10%-15% (Subway)
Nuclear automation	**HOLLiAS NMS** - safety control for nuclear conventional island	50%-60%

China's leading developer and provider of automation and control technologies

Industrial Automation Systems

HollySys

- **Offerings:**
  - Proprietary technologies in hardware and software design, manufacture and installation for process automation and manufacturing automation
  - Main focus on petrochemical industry and thermal power industry
- **Selected Clients:**

Large Corporations	中国石油天然气集团公司; 中国石油化工集团公司; 中国大唐集团公司 China Datang Corporation; 神华国华电力 SHENHUA GUOHUA POWER; 中国华能集团公司 CHINA HUANENG GROUP; 中国华电集团公司 CHINA HUADIAN CORPORATION
International Corporations	BASF The Chemical Company; POLYNT; BOSCH
Other companies	武汉凯迪电力股份有限公司 WUHAN KAIDI ELECTRIC POWER CO.,LTD

- **Market Position:**
  - 1700 customers and finished 6500 projects
  - 10.6% of China Industrial automation market share
- **Main Competitors:**
  - Multinational companies: ABB, Siemens, Emerson
  - Local company: Supcon





Railway Automation Systems

- **Offerings:**
  - Design & manufacture state-of-the-art railway signaling systems of on-board ATP and ground control TCC.
  - Provide safe, efficient and reliable operation of high speed rail, control the speed of trains, coordination track changes and stoppages, monitor and control distance between trains.
  - Integrated supervisory and control of multiple subsystems in subway and light rail
- **Clients:**

Rail			
	Local Bureaus: Shanghai/Nanchang/Beijing/Shenyang Bureau Guangshen Railway Co., Ltd		
Subway	广州地铁	深圳地铁 SHENZHEN METRO	北京地铁



- **Market Position:**
  - 1 of 5 qualified TCC providers in high-speed rail market
  - 1 of the only 2 qualified providers in 300-350km/h market
  - 70% of 200-250km/h ATP Market
- **Main Competitors:**
  - China Railway Signal & Communication Corp. (CRSC).

Nucleur Automation Systems

- **Offerings:**
  - Proprietary nuclear power plant safety control products for conventional island automation.
  - Engineering design, procurement, integration, installation, support, and specialized services for the safe, reliable, and economical operation of the nuclear power plant
- **Clients (nuclear stations):**
  - Qin Shan I/II/III
  - Da Yawan
  - Ling Ao
  - Tian Wan
  - Hong Yanhe
  - Ning De



- **Market Position:**
  - The only proven domestic company to supply control systems to nuclear power automation market in China
  - 50/50 J/V with the China's largest nuclear station operator China Guangdong Nuclear Power Holdings Corporation, holding 60% of China nuclear power market
- **Main Competitors:**
  - SIEMENS/AREVA

Extensive Sales & Service Network

Enables Hollysys to Provide Instant Support to a Wide Range of Customers



9 sales centers and
13 services centers
covering 21 main
cities around China

Strong R&D Capability

Focused on Further Strengthening Leading Position
in Automation Technology for the Industrial, Rail and Nuclear Sectors


R&D expenditure in 2009 increased to >3% of the revenue
600 R&D engineers team will continue to grow
Strong R&D
38 R&D projects being developed

Strong R&D Capability

Continuous R&D Activities Propelling Hollysys as Industry Leader


Industrial Automation
1st Generation DCS
2nd Generation DCS
3rd Generation DCS
4th Generation DCS
5th Generation DCS
Rail Automation
Interlock System
ATP/TCC
RBC/Integrated Platform
Track Circuit
Subway Automation
Customized Platform
Integrated Platform
General Integrated Platform
Subway Signaling System
Nuclear Automation
SI with DCS
Nuclear Non-safety system
Nuclear safety system
1995
2000
2004
2008
2010

Experienced & Accomplished Management

Name	Title	Industry Experience	Background
Changli Wang	CEO	17+ Years	• Pioneer in automation and control technologies in China • Ph.D. in automation from Lancaster university in the UK
Qiao Li	Chairwoman	15+ Years	• Vice President of Beijing hi-tech venture capital • Master degree in business
Peter Li	CFO	17+ Years	•CFO for Yucheng technologies (NASDAQ: YTEC) • Internal Controller for Lenovo group • C.G.A of Canada • Master of Education from University of Toronto

Senior management holds approximately 60% of total outstanding shares

Management Interest Aligned with Shareholders;
Commitment to Long Term Growth

Market Overview

China's Stimulus Plan Favors Railway and Nuclear Industries

- 4 trillion RMB (US$586 billion) government stimulus package fuels market growth
- Railway, subway, and clean energy (nuclear and wind) are part of the focusing industries of government stimulus spending
- Hollysys benefits directly from expedited infrastructure build-out in China
- Equipment Manufacturing Industry Revitalization Action Plan issued on May 12, 2009, will further help Hollysys in additional contract wins





Leadership in Industrial Automation Market

Hollysys' Strong Customer Relationships and Capabilities Leading to Increased Penetration of China's Industrial Automation Market


Industrial Automation Market in China
$ millions
1,600
1,400
1,200
1,000
800
600
400
200
0
CAGR: 16.1%
2005
2006
2007
2008
2009E

Source: From ARC Advisory Group

Industrial customers rating on domestic DCS providers

Rank	Brand Name	Overall Score
1	Hollysys	7.49
2	Supcon	7.27
3	Xinhua Group	6.97
4	SunyTech	6.25
5	Zhishen	6.00

Source: 2007 China DCS Market Report

Leadership in Railway Market

Hollysys Competitive Position Ensures Leading Share of Rail Market Growth


RMB Billion
Rail Market in China
500
450
400
350
300
250
200
150
100
50
0
CAGR: 28.5%
2004
2005
2006
2007
2008
2009E
2010E


China High Speed Railway Market Growth From 2008 to 2012
KM
14000
12000
10000
8000
6000
4000
2000
0
CAGR: 148.2%
850
4000
7000
13000
2008
2009
2010
2012

Source: From Ministry of Rail (MOR)

- 70% market share in China's 200-250km/h ATP market.
- One of five companies qualified to supply TCC for China's 200km/h market segment.
- One of the only 2 companies qualified to supply ATP & TCC for China's 300-350km/h segment.

Leadership in Nuclear Market

Well-Positioned to Participate in China's Nuclear Build-Out



Installed Nuclear Power Capacity in China
MW
8000
7000
6000
5000
4000
3000
2000
1000
0
CAGR: 14.6%
2005
2010
2015
2020



Nuclear Stations to be Built (Number of Units)
35
30
25
20
15
10
5
0
CAGR: 22.2%
2008
2009
2010
2011
2012E
2013E

Source: Estimated from China media and long term planning of Nuclear Power Development

- 50/50 J/V with Chinese largest nuclear power operator China Guangdong Nuclear Power Holdings Corporation.
- Hollysys is the only proven domestic company to supply proprietary control systems to the nuclear market in China

Financial Review

Revenue Analysis

Rail and Nuclear Revenue Growing at 63.2% CAGR;
Will Continue to Drive Overall Revenue and Net Income Growth



$ Millions
Hollysys Revenue
CAGR: 16.3%
$89.9
$101.9
$121.5
14%
26%
29%
86%
73%
69%
140
120
100
80
60
40
20
0
2006
2007
2008
Rail & Nuclear
Industrial Automation



$ Millions
Rail / Nuclear Revenue
CAGR: 63.2%
$12.2
$25.2
$32.5
35
30
25
20
15
10
5
0
2006
2007
2008
Rail
Nuclear

Net Income and Margin Analysis

Hollysys Poised to Substantially Increase Its Net Income and Gross Margin Driven by Rail and Nuclear Businesses



($ in Millions)
20
19.5
19
18.5
18
17.5
17
18.1
19.5
18.9
FYE 06/30/06
FYE 06/30/07
FYE 06/30/08

(non-GAAP Net Income)

	2006	2007	2008
Gross Margin	35.6%	35.1%	30.1%



($ in Millions)
25
20
15
10
5
0
12.8
19.4
YTD 03/31/08
YTD 03/31/09

(non-GAAP Net Income)

	9 months 2008	9 months 2009
Gross Margin	28.2%	35.1%

Key Financial Indicator

Strong Financial Position Supports Hollysys' Growth Strategies

(In $MM)	Mar-09 Quarter	Dec-08 Quarter
Cash on Hand	106.2	86.4
Backlog	177.65	164.2
Operating Cash Flow	11.3	12.2
DSO	250	114
Inventory Turnover	136	59

Growth Strategy

Industry and Market Expansion

Striving To Be a World Leading Automation System Provider by Expanding into New Growth Industries and International Markets


Industries Expansion
Market Expansion
-Industrial automation
-Rail & subway automation
-Nuclear automation
-Wind power control
-...
Domestic market
International markets
World Leading Automation Systems Provider

Investment Highlights

- Market Leadership Position
- Highly Attractive, Fast Growing Market
- Scalable Business Model
- Strong R&D Capability
- Market Penetration Ability through Partnership/Alliance
- Solid Financial Performance

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
(NASDAQ: HOLI)

July 2009

Contact: investors@hollysys.com

Appendix A: Industrial Automation


Supervision
Eyes
Instrumentation
Electronic Signal
On-Site
Control
Brain
DCS
Control Room
Electronic Signal
Execution
Hands
Actuator
On-Site

Appendix B: Railway Automation



Centralized Control
Automatic Train Control
Train
Control
Center
(TCC)
Locomotive
(MU)
On-board
Equipment
(ATP)
On-ground Simulation
Track Circuit
Balise

Appendix C: Nuclear Automation



Steam Generator
Turbine
Nuclear Reactor
Cooling Water
Primary Loop
(Nuclear Island)
Secondary Loop
(Conventional Island)
Transformer

High-speed Railway Build-Out Plan



China Railway Build-Out Plan
Four Verticals
Four Horizontals
Intercity Passenger Rail